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                                                                  Rule 424(b)(2)
                                                              File No. 333-41849

PROSPECTUS

                        STATE AUTO FINANCIAL CORPORATION
                              518 EAST BROAD STREET
                            COLUMBUS, OHIO 43215-3976
                                 (614) 464-5000

               MONTHLY STOCK PURCHASE PLAN FOR INDEPENDENT AGENTS

      We are offering 350,000 of our common shares to eligible independent agents of State Auto under the terms of the Monthly Stock Purchase Plan for Independent Agents of State Auto. This Plan offers a convenient and inexpensive method for agents to acquire an ownership interest in our company by having a portion of their commissions automatically deducted and used to purchase our common shares on the open market at current market prices. In addition, if an agent is an "Inner Circle Agent," as designated by State Auto, State Auto will contribute an amount equal to 5% of the commissions deducted by that agent toward the purchase of additional common shares. Participation in this Plan is voluntary. Agents may enroll in the Plan or withdraw from the Plan at any time, subject to the terms of the Plan. We will pay all brokerage commissions, service charges, and other costs incurred in connection with the purchase of our common shares under the Plan. We have designated National City Bank as our agent to administer the Plan.

      In order to determine if you meet the definition of an "eligible independent agent," see "Monthly Stock Purchase Plan for Agents -- Eligibility" on page 3 of this prospectus.

      Our common shares are traded on the Nasdaq National Market system under the symbol "STFC." On December 21, 2004, the last reported sale price of our common shares on the Nasdaq National Market system was $26.20 per share.

      We will not receive any of the proceeds from the sale of common shares under the Plan, but we will pay all costs relating to registering the common shares subject to the Plan under the Securities Act of 1933. These costs are estimated to be approximately $10,000.

                  RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

      THIS INVESTMENT INVOLVES RISKS. SEE "FORWARD-LOOKING STATEMENTS AND RISK FACTORS" ON PAGE 1 OF THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  This prospectus is dated December 22, 2004.
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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company...............................................................   1
Forward-Looking Statements and Risk Factors...............................   2
Monthly Stock Purchase Plan for Agents....................................   3
Use of Proceeds...........................................................   7
Anti-Takeover Provisions..................................................   7
Legal Matters.............................................................   7
Experts...................................................................   7
Where You Can Find More Information.......................................   7

                            ------------------------

      As used in this prospectus:

      -     "STFC," "we," "us" and "our" refer to State Auto Financial
            Corporation;

      - "State Auto Mutual" refers to State Automobile Mutual Insurance Company, which owns approximately 66% of our outstanding common shares;

      - "State Auto" refers to our current and future insurance subsidiaries, State Auto Mutual, and State Auto Mutual's current and future insurance subsidiaries and affiliates;

      - "You," "agents" and "eligible independent agents" refer to State Auto's independent insurance agents; and

      - The "Plan" refers to the Monthly Stock Purchase Plan for Independent Agents of State Auto.

                            ------------------------

      WHEN WE REFER TO THIS PROSPECTUS, WE MEAN NOT ONLY THIS PROSPECTUS BUT ALSO ANY DOCUMENTS THAT ARE INCORPORATED OR DEEMED INCORPORATED BY REFERENCE. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THE COMMON SHARES OFFERED BY THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER OF THIS PROSPECTUS OR THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

      THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.


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                                   THE COMPANY

GENERAL

      STFC is a regional insurance holding company headquartered in Columbus, Ohio. Through our insurance subsidiaries, we provide personal and commercial insurance for the standard insurance market and automobile insurance for the nonstandard insurance market. Our principal lines of business include standard personal and commercial automobile, nonstandard personal automobile, homeowners, commercial multi-peril, fire, general liability and workers' compensation insurance. As of the date of this prospectus, we market our insurance products through approximately 22,700 independent agents associated with approximately 3,300 agencies in 26 states. Our products are marketed primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states. We are affiliated with State Auto Mutual, which owns approximately 66% of our outstanding common shares.

      An insurance pooling arrangement, which we refer to as the "State Auto Pool," exists among certain of the State Auto insurers. Under the State Auto Pool, premiums, losses, and underwriting expenses are shared among the pool participants. Our insurance subsidiary-participants receive 80% in the aggregate of this underwriting pool, while State Auto Mutual and certain of its subsidiaries receive 20% in the aggregate of this underwriting pool.

      Our insurance operations are based upon a commitment to sound underwriting practices, responsible cost-based pricing, and a conservative investment strategy. Combined with our focus on providing outstanding customer service to policyholders and agents, we believe that we have earned the reputation as one of the strongest and best managed regional insurance groups in the industry. The State Auto Pool consistently has received A.M. Best Company's A+ (Superior) rating.

ADDITIONAL INFORMATION ABOUT OUR COMPANY

      State Auto Financial Corporation is an Ohio corporation. Our principal executive offices are located at 518 East Broad Street, Columbus, Ohio 43215. The telephone number of our executive offices is (614) 464-5000.


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                FORWARD-LOOKING STATEMENTS AND RISK FACTORS

      Statements contained in this prospectus (including those incorporated by reference) that express the beliefs of management or that are not historical facts are known as forward-looking statements. Although we believe that the expectations reflected in forward-looking statements have a reasonable basis, we can give no assurance that these expectations will prove to have been correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Factors that could cause actual results to differ materially from our expectations include the following:

      -     the adequacy of loss reserves;

      -     negative changes to our financial strength ratings;

      -     legislative and regulatory developments;

      - elimination or restrictions on the use of credit scores in underwriting;

      -     the inability to attract and retain customers and agents;

      -     realization of growth and business retention estimates;

      - the competitive pricing environment, initiatives by competitors, and other changes in competition;

      - interpretation of insurance policy provisions by courts, court decisions regarding coverage and theories of liability, trends in litigation, and changes in claims settlement practices;

      - weather conditions, including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions, and the occurrence of significant natural disasters, including earthquakes;

      -     the occurrence of significant acts of terrorism;

      -     the availability of, pricing of, and ability to collect reinsurance;

      -     changes in the mix of our property and casualty book of business;

      - fluctuations in interest rates, performance of financial markets, and inflationary pressures on economic sectors that increase the severity of claims;

      -     general economic and market conditions; and

      -     the outcome of any future litigation against us.

      The foregoing factors and other important factors that could cause actual results to differ materially from our expectations are more fully described in our Annual Report on Form 10-K for the year ended December 31, 2003, in the section entitled "Forward-Looking Statements; Certain Factors Affecting Future Results" found in Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations. Those risk factors are incorporated by reference into this prospectus. See "Where You Can Find More Information." All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

      We assume no obligation to update any forward-looking information contained in this prospectus, as well as any statements incorporated by reference in this prospectus, which speak as of the respective dates thereof, except as otherwise required by law.


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                   MONTHLY STOCK PURCHASE PLAN FOR AGENTS

INTRODUCTION TO THE PLAN

      The Plan provides agents with a convenient and inexpensive method to acquire ownership in STFC by offering them an opportunity to purchase STFC's common shares through automatic deductions from their commissions. We will pay all costs and service charges incurred in connection with the purchase of STFC's common shares through the Plan. Participation is voluntary. Agents who elect to participate may enroll in the Plan or withdraw from the Plan at any time, subject to the terms of the Plan. We have designated National City Bank to serve as our agent to administer the Plan.

      A unique feature of the Plan relates to "Inner Circle Agents." For Inner Circle Agents, State Auto will add an amount equal to 5% of the commissions deducted by such agents (the "Bonus Commission"). The Bonus Commission will then be used to purchase additional common shares pursuant to the Plan for such agents.

      Each participating agent, referred to as a "Participant," should understand that the relationship between the Participant and National City Bank is that of client and broker/agent. Neither us, State Auto Mutual, nor any of our respective affiliates assume any responsibility for this relationship or serve in any capacity in this relationship. In seeking the benefits of ownership of STFC's common shares, each Participant must also accept all of the risks associated with an investment in the common shares. The market value of STFC's common shares is subject to fluctuations caused by any number of factors, both internal and external. Consequently, you may lose money under the Plan. See "Forward-Looking Statements and Risk Factors."

ELIGIBILITY

         All principals of active agencies who are entitled to receive commissions from State Auto are eligible to participate in the Plan.

HOW THE PLAN WORKS

      Opening of Account. National City Bank will open and maintain an account in the name of each agent who elects to participate in the Plan.

      Purchase of Common Shares. Participants may purchase STFC's common shares by having commissions deducted (including Bonus Commissions for Inner Circle Agents) and by making additional voluntary cash payments of up to $10,000 per month. All voluntary cash payments must be made by a check or money order made payable to "National City Bank." Commission deductions and cash payments from all Participants will be commingled and used by National City Bank to purchase STFC's common shares on the 10th day of each month, or the next business day if the 10th day is not a business day for National City Bank or if the Nasdaq stock market is not open for trading. (Participants should keep this in mind when making cash payments, because no interest will be paid on cash in a Participant's account.) National City Bank will credit all common shares purchased under the Plan, including fractional common shares carried to three decimal places, to each Participant's account. All purchases of STFC's common shares will be made at current market prices.

      Sale of Common Shares. Participants may sell common shares purchased under the Plan in either of two ways. The Participant may ask National City Bank for a certificate for the common shares, which will allow the Participant to sell the common shares through a broker or dealer. Such a request must be


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submitted in writing and sent to National City Bank by mail or facsimile.
Alternatively, the Participant may ask National City Bank to arrange the sale of the common shares. National City Bank will provide the Participant with a form to provide instructions to National City Bank regarding the sale of common shares. All sales of common shares will be made at the then-current market prices and will be made on the next Friday, if the next Friday is a day on which National City Bank and the Nasdaq stock market are open for business and trading.

      Brokerage Commissions And Other Expenses. We will pay all brokerage commissions, service charges, and other costs and expenses related to the purchase of our common shares under the Plan. However, regardless of the method of sale, the Participant must pay all brokerage commissions, service charges, and other costs and expenses associated with the sale of our common shares.

      Statement Of Account. Each time common shares are purchased for a Participant's account, National City Bank will send the Participant a detailed statement of his or her account. The statement will show the amount of funds invested from commission deductions (including Bonus Commissions for Inner Circle Agents) and direct cash payments, the number of common shares purchased, the price per common share, and the total number of common shares held in the Participant's account. The statement will include a detachable form to be used to give National City Bank notice of a change of address, instructions for the sale or withdrawal of common shares, or to deposit cash payments.

      Custody Of Common Shares. National City Bank will hold all common shares in safekeeping until a Participant terminates his or her participation in the Plan. This convenience provides protection against any loss, theft, or destruction of share certificates. However, upon a Participant's written request, the Participant may obtain a certificate for any full common shares in his or her Account.

      Voting And Receipt Of Reports From STFC. Each Participant in the Plan will direct the voting of all full and fractional common shares in his or her account and will receive all literature sent to STFC's shareholders.

      Additional Terms and Conditions. In addition to the foregoing matters, National City Bank will have the sole discretion to determine the following:

      (i) the price per share of the STFC common shares it buys or sells on behalf of a Participant;

      (ii) where purchases or sales may be made, whether on any securities exchange where the shares of STFC are traded, in the over-the-counter market, or in negotiated transactions;

      (iii) the terms of purchase or sale, including the timing thereof and the method of delivery; and

      (iv) the selection of the stock broker or other agent from, to or through which purchases and sales are made.

      Shares to be sold will be commingled with STFC shares of other Participants requesting sales in the same week. Reinvested dividends and other funds to be invested may be commingled with those of other Participants.

      National City Bank will have no responsibility as to the market value of the common shares acquired for any Participant's account. National City Bank will have no liability in connection with its ability to purchase or sell STFC common shares for reasons beyond its control. No interest is due or payable to any Participant on funds held by National City Bank pending investment or refund.


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      Any share dividends, share splits or proceeds of sale of stock purchase rights on STFC common shares held for Participants in their Plan accounts will be credited to the Plan accounts.

      National City Bank may deduct any service fees or brokerage commissions from sale proceeds for any STFC common shares sold under the Plan.

      Any fractional interest in a full common share will be paid in cash upon sale of STFC common shares or termination of participation. Certificates for fractional shares will not be issued.

HOW TO PARTICIPATE

      To participate in the Plan, an agent must:

      1. Complete and sign a (1) Commission Deduction Authorization and (2) Purchase Order. To obtain these forms, call STFC's Manager, Investor Relations, at (800) 444-9950.

      2.    Return the completed and signed forms to:

            Manager, Investor Relations
            State Auto Financial Corporation
            518 East Broad Street
            Columbus, Ohio 43215-3976

      After we receive the Commission Deduction Authorization and the Purchase Order, we will send both forms to National City Bank. National City Bank will then open the Participant's account.

      Each Participant must specify on the Commission Deduction Authorization form the amount to be withheld from his or her commission disbursements. Participants must deduct a minimum of $50 per month. The amount deducted will remain in effect until it is revised or terminated. To change the amount of the deduction or terminate the deduction, Participants must submit a written request to STFC on a form that we will provide upon request. The request must be made using STFC's form. All requests to enroll in the Plan or to terminate deductions will become effective as soon as practicable after we receive the request.

      For Inner Circle Agent Participants, State Auto will automatically cause the Bonus Commission (5% of the amount of the commission that the Inner Circle Agent Participant has authorized to be deducted) to be added to the amount forwarded to National City Bank on behalf of the Inner Circle Agent. The Bonus Commission will continue for the period of time the Participant remains an Inner Circle Agent and the Plan remains in effect.

      All amounts deducted from commission disbursements pursuant to the Commission Deduction Authorization will be commingled and forwarded monthly by State Auto to National City Bank together with a list of the amounts deducted for each Participant's Account. We have reserved the right to terminate the Plan and to discontinue the use of its commission deduction facilities for this purpose at any time.

DIVIDEND DISBURSEMENTS

      Dividends earned on common shares in the Participant's account, as they become payable by STFC, will be automatically reinvested by National City Bank for the benefit of each Participant pursuant to the provisions of STFC's dividend reinvestment plan. A Participant may elect to have dividends paid


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by check by notifying National City Bank in writing. Contact National City Bank for a Payment Election Form. If so requested, dividend checks will be mailed on or before each dividend payment date.

TAX INFORMATION

      Bonus Commissions are taxable to the Inner Circle Agents as having been received in cash even though they are used to purchase common shares under the Plan. In addition, the Internal Revenue Service has ruled that the amount of brokerage commissions paid by us for common shares purchased on a Participant's behalf must be treated as a distribution to the Participant subject to income tax in the same manner as dividends and reported on tax form 1099-DIV. Proceeds for shares sold under the Plan will be reported on tax form 1099-B for the year in which the payment was made.

TERMINATION OF PLAN PARTICIPATION

       A Participant may terminate his or her participation in the Plan at any time by sending written notice to National City Bank at the following address:

      National City Bank
      Reinvestment Services
      P.O. Box 92301
      Cleveland, Ohio 44101-4946

      Facsimiles notices may be sent to 1-216-257-8367

      Participants should also send copy of the termination notice to STFC at the following address:

      Manager, Investor Relations
      State Auto Financial Corporation
      518 East Broad Street
      Columbus, Ohio 43215-3976

PLAN INFORMATION

      Any questions or correspondence about the Plan should be addressed to:

      National City Bank
      Reinvestment Services
      P.O. Box 92301
      Cleveland, Ohio 44101-4946

      Participants may also call National City Bank at 1-800-622-6757 or e-mail National City Bank at http://www.shareholder.inquiries@nationalcity.com.


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                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the offer and sale of the common shares under the Plan.

                            ANTI-TAKEOVER PROVISIONS

      Our Code of Regulations contains certain provisions that could have an anti-takeover effect. Pursuant to the Code of Regulations, our Board of Directors is divided into three classes each with a term of three years, with the term of one class expiring each year. As part of such provisions, the Code of Regulations provides that (1) directors may not be removed from office by the shareholders without cause except by the affirmative vote of holders of common shares entitling them to exercise at least two-thirds of the voting power on such proposal, (2) any vacancy on the Board may be filled by the remaining directors then in office even though less than a quorum, and (3) a vote of holders of common shares entitling them to exercise at least two-thirds of the voting power on such proposal is required to alter, amend, or repeal the foregoing provisions or the corresponding and implementing provisions of the Code of Regulations or to adopt any inconsistent provision.

      Our Board of Directors, without shareholder approval, could issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares and the issuance of which could be used by our Board of Directors in defense of a hostile takeover.

      In addition, certain provisions of our management agreement with State Auto Mutual, which permits State Auto Mutual to terminate such agreement upon a change in control or potential change in control of STFC, could have an anti-takeover effect.

                                  LEGAL MATTERS

      Certain legal matters regarding the common shares to be issued under the Plan have been passed upon for us by Baker & Hostetler LLP, Columbus, Ohio.

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly, and current reports, proxy statements, and other information with the United States Securities and Exchange Commission ("SEC"). You may read and copy such materials at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can


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also find our SEC reports at the SEC website (http://www.sec.gov). Such reports, proxy statements, and other documents and information concerning us are also available for inspection at the offices of NASDAQ, 1735 K Street, N.W., Washington, D.C. 20006.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we may disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. The information that we later file with the SEC will automatically update and supercede the information contained in this prospectus and the information incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, hereinafter referred to as the "Exchange Act," to the extent that such documents are deemed "filed" with the SEC for purposes of the Exchange Act:

      -     Our Annual Report on Form 10-K for the year ended December 31, 2003;

      - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

      - Our Current Reports on Form 8-K filed on May 13, 2004, September 23, 2004, October 28, 2004 and November 12, 2004;

      - Our definitive Proxy Statement on Schedule 14A filed for our Annual Meeting of Shareholders held on May 28, 2004; and

      - The description of our common shares which is contained in STFC's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act.

      You may obtain copies of any documents incorporated by reference in this prospectus from us without charge, excluding exhibits to those documents unless we have specifically incorporated by reference such exhibits in this prospectus, by making a request to us by telephone or in writing. Requests should be directed to Manager, Investor Relations, State Auto Financial Corporation, 518 East Broad Street, Columbus, Ohio 43215, telephone number (614) 464-5000. You can also find any of the documents incorporated by reference into this prospectus, along with any of our other SEC reports, on our website (http://www.stfc.com).

      We have filed a Registration Statement on Form S-3 with the SEC under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which constitutes a part of the Registration Statement on Form S-3, does not contain all the information set forth in that Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We are referring you to that Registration Statement and to the exhibits for further information with respect to us and the securities offered hereby. The statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, we refer you to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.


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